Talcott Resolution Life Insurance Company
Talcott Resolution Life Insurance Company Separate Account Ten
Putnam Capital Manager Series VI/VIR/VII
The contract was previously sold under various marketing names depending on which distribution partner sold the contract and/or when the product was sold. These marketing names include: Series VI/VIR of Putnam Capital Manager, Series VII of Putnam Capital Manager, and Series I/IR of Putnam Asset Manager.

Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Access Series I/IR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Edge Series III
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Outlook Series II/IIR

Talcott Resolution Life and Annuity Insurance Company
Talcott Resolution Life and Annuity Insurance Company Separate Account Ten
Putnam Capital Manager III/IV
Putnam Capital Manager Series VI/VIR/VII
Putnam Capital Manager Series VIII/VIIIR
Putnam Capital Access Series I/IR
Putnam Capital Access Series II/IIR
Putnam Capital Manager Edge Series I/IR/II
Putnam Capital Manager Edge Series III
Putnam Capital Manager Plus Series I/IR
Putnam Capital Manager Plus Series II/IIR
Putnam Capital Manager Outlook Series I/IR
Putnam Capital Manager Outlook Series II/IIR

Supplement dated March 13, 2026 to the annual product notice dated May 1, 2025
The following supplements and amends the annual product notice for the above-mentioned contracts. Please read this supplement carefully and retain it for future reference. Special terms not defined in this supplement have the same meanings as in the annual product notice.

The Fund’s Board of Trustees has approved a name change to the Putnam VT Research Fund.

Effective May 1, 2026, all references to Putnam VT Research Fund are replaced with Putnam VT U.S. Research Fund.

HV-8256